Exhibit 99.124

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated April 26, 2022 with respect to the consolidated financial statements of Vox Royalty Corp. (the “Company”) as at and for the year ended December 31, 2021 included in Exhibit 99.102 to the Registration Statement on Form 40-F of the Company (Form 40FR12B, No. 0001907909).

/s/ Ernst & Young LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

June 27, 2022